To Our Shareholders
The company reported a net loss for the quarter of $7.5 million, before pre-opening expenses, real estate sales, restructuring and refinancing costs, compared to recurring earnings of $9.2 million in the same period last year. The loss per share for the period, excluding the above items, was $0.28, compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.10 for the same period last year.

Including the non-recurring items referred to above, the Company recorded a loss in the quarter of $11.7 million, compared to net income of $12.4 million for the same period last year. The reduction in profitability was primarily due to the dramatic effects on occupancies at Atlantis, Paradise Island, in September after September 11.

The Company’s Paradise Island operations generated EBITDA of $14.3 million, a 38% decline compared to the $23.2 million that was achieved during the same period last year. The Paradise Island businesses performed very well during July and August. Atlantis achieved an average occupancy of 92% for these two months and an increase of 25% in EBITDA over the same period last year.

In September, which is traditionally slower after Labor Day in the United States, Atlantis’ average occupancy was 35%, compared to 68% in the same month last year. Based on the significant reduction in business volumes in September, following September 11, a series of actions were taken at the property in order to reduce operating costs. Daily call volumes received by the Company’s in-house tour operator, which fell by more than 70% following September 11, have improved quite significantly, although remain below year ago levels. Results at the Ocean Club were similarly affected by the events of September 11, with the property achieving an occupancy of 57% for the quarter compared to 78% for the same period last year.

The Mohegan Sun opened the first phase of its $960 million “Project Sunburst” expansion on September 25, 2001, which was one week ahead of schedule. The new “Casino of the Sky” adds over 80 additional table games, over 2,500 new slot machines, the “Shops at Mohegan Sun”, a 10,000-seat events center, and further restaurant facilities. The final phase of the project will also feature a 1,200-room luxury hotel and a 100,000-square foot convention center, which are both expected to open in April 2002.

The Mohegan Sun Casino recorded growth of 7% in gross operating revenues over the same period last year, as gross revenues for the quarter were $233.3 million compared to $218.2 million in the same period last year. The gross win per slot machine per day for the quarter was $456, versus $535 for the same period last year, when neither the “Casino of the Sky” nor the “Hall of the Lost Tribes” smoke-free slot room had been opened, which together added over 3,100 new slot machines to the casino floor. Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company’s share of Trading Cove Associate’s net income from Mohegan Sun was $7.1 million for the quarter compared to $5.0 million in the prior year.

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties were impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $1.0 million from these other resort operations in the quarter, compared to $1.3 million in the comparable quarter last year.

        The Company’s Internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, one of the most credible jurisdictions to regulate Internet gaming, despite stiff competition from many major land-based casino operators. The Company’s Internet gaming test site, www.AmbassadorCasino.com which went live early in July 2001 in a test mode, is designed to exclude play from countries where Internet gaming is unlawful, including the United States, and to prevent under-age access to the site. The Company will monitor the progress of the site with the intention of launching a fully-fledged operation later this year. The costs related to the test site have been expensed as pre-opening expenses.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 13, 2001
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

------------------------------------------------------------------------------------
 Sun International Hotels Limited
 Consolidated Balance Sheets                      September 30.      December 31,
 (Dollars in thousands)                               2001               2000
------------------------------------------------------------------------------------
                                                  (Unaudited)
                     Assets
 Current assets:
      Cash and cash equivalents                         $ 18,208           $ 22,497
      Restricted cash                                      2,342              1,651
      Trade receivables, net                              33,041             40,612
      Due from affiliates                                 24,376             34,140
      Inventories                                         10,274             10,417
      Prepaid expenses                                     9,426              9,849
      Net assets held for sale                                 -            138,350
                                                -----------------  -----------------
        Total current assets                              97,667            257,516

      Property and equipment, net                      1,155,539          1,155,509
      Notes receivable                                    29,500                  -
      Due from affiliates - non-current                   16,101              5,069
      Deferred charges and other assets                   17,140             13,120
      Investment in associated companies                  33,763             29,577
                                                -----------------  -----------------
        Total assets                                 $ 1,349,710        $ 1,460,791
                                                =================  =================

      Liabilities and Shareholders' Equity
 Current liabilities:
      Current maturities of long-term debt                 $ 255              $ 230
      Accounts payable and accrued liabilities           129,604            136,872
      Due to affiliates                                    1,098                  -
      Capital creditors                                    8,156             12,954
                                                -----------------  -----------------
        Total current liabilities                        139,113            150,056

 Long-term debt, net of current maturities               517,781            668,908
                                                -----------------  -----------------
       Total liabilities                                 656,894            818,964
                                                -----------------  -----------------

 Shareholders' equity                                    692,816            641,827
                                                -----------------  -----------------
       Total liabilities and shareholders' equity    $ 1,349,710        $ 1,460,791
                                                =================  =================

-------------------------------------------------------------------------------------------------------------
 Sun International Hotels Limited                     For the Three Months            For the Nine Months
 Consolidated Statements of Operations                Ended September 30,             Ended September 30,
                                                ------------------------------   ----------------------------
 (Amounts in thousands, except per share data)         2001            2000            2001           2000
-------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)                      (Unaudited)
 Revenues:
     Casino and resort revenues                       $ 99,453      $ 186,736       $ 387,399      $ 585,999
     Less: promotional allowances                       (4,146)       (11,721)        (18,610)       (40,466)
                                                ---------------  -------------   -------------  -------------
                                                        95,307        175,015         368,789        545,533
     Tour operations                                     7,735          8,058          28,446         23,984
     Management and other fees                           8,460          8,031          26,783         24,701
     Real estate related                                 2,014          9,413           9,771        105,504
     Other                                               1,096            773           2,860          2,231
                                                ---------------  -------------   -------------  -------------
                                                       114,612        201,290         436,649        701,953
                                                ---------------  -------------   -------------  -------------
 Expenses:
     Casino and resort expenses                         61,886        114,581         202,465        342,995
     Tour operations                                     7,019          6,997          25,060         21,444
     Selling, general and administrative                20,166         27,004          62,794         78,059
     Real estate related                                   554          4,845           2,865         30,739
     Corporate expenses                                  5,498          6,444          17,711         18,636
     Depreciation and amortization                      13,937         15,056          38,053         44,334
     Write-off of Desert Inn costs                           -              -               -         11,202
     Transactions costs                                      -              -               -          7,014
     Restructuring costs                                 1,200              -           1,200              -
     Pre-opening expenses                                  781          1,397           5,136          2,087
                                                ---------------  -------------   -------------  -------------
                                                       111,041        176,324         355,284        556,510
                                                ---------------  -------------   -------------  -------------
 Operating income                                        3,571         24,966          81,365        145,443

 Other income and expenses:
     Interest income                                     1,875            826           6,145          2,798
     Interest expense, net of capitalization           (11,195)       (10,361)        (38,031)       (33,681)
     Non-recurring interest expense                     (3,355)             -          (3,355)             -
     Equity in earnings (loss) of affiliates              (638)           753           2,166          1,767
     Other, net                                           (390)          (707)           (450)          (707)
                                                ---------------  -------------   -------------  -------------
 Income (loss) before income taxes                     (10,132)        15,477          47,840        115,620
 Provision for income taxes                             (1,612)        (3,103)         (4,566)        (5,436)
                                                ---------------  -------------   -------------  -------------
 Net income (loss)                                   $ (11,744)      $ 12,374        $ 43,274      $ 110,184
                                                ===============  =============   =============  =============

 Diluted earnings (loss) per share                     $ (0.44)        $ 0.42          $ 1.55         $ 3.45
 Weighted average number of shares outstanding          26,765         29,664          27,836         31,957
-------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
 Sun International Hotels Limited
 Consolidated Statements of Cash Flows                               For the Nine Months Ended
 (Dollars in thousands)                                                    September 30,
                                                               --------------------------------------
                                                                     2001                 2000
-----------------------------------------------------------------------------------------------------
                                                                            (Unaudited)
 Cashflows from operating activities:
   Reconciliation of net income to net cash
    provided by operating activities:
       Net income                                                       $ 43,274           $ 110,184
       Depreciation and amortization                                      38,053              44,334
       Amortization of debt issuance costs and
           discount                                                        3,546               3,346
       Provision for doubtful receivables                                  5,497               5,354
       Provision for discount on CRDA obligations, net                         -                 740
       Reclass of property, plant and equipment to land
           held for sale                                                   1,970              22,964
       Loss on disposal of fixed assets                                      450                 707
       Net change in working capital accounts                             (7,629)                344
       Net change in deferred charges                                       (487)              9,767
       Equity earnings from affiliates, net                                 (434)                (81)
                                                               ------------------   -----------------
         Net cash provided by operating activities                        84,240             197,659
                                                               ------------------   -----------------

 Cashflows from investing activities:
       Payments for major capital projects, net of
         insurance proceeds received                                     (33,510)            (92,490)
       Other operating capital expenditures                              (11,205)            (17,938)
       Acquisition of equity interest in associated
           company                                                        (3,752)
       Advances to joint venture and associated
           company                                                        (9,625)            (11,760)
       Proceeds received from sale of Resorts, net                       120,850                   -
       Proceeds received from the sale of other assets                       270                 397
       Deposit refunded on proposed acquisition of
           Desert Inn                                                          -               7,750
       CRDA deposits and other                                                 -              (2,162)
                                                               ------------------   -----------------
          Net cash provided by (used in) investing activities              63,028           (116,203)
                                                               ------------------   -----------------

 Cashflows from financing activities:
       Proceeds from issuance of debt                                    253,500             174,000
       Repayment of debt                                                (404,674)           (112,662)
       Payments for purchase of shares pursuant to
           tender offer                                                        -            (120,000)
       Payments for purchase of other treasury shares                          -              (8,323)
       Proceeds from exercise of stock options                             7,709               2,488
       Debt issue/modification costs                                      (7,401)               (919)
                                                               ------------------   -----------------
         Net cash used in financing activities                          (150,866)            (65,416)
                                                               ------------------   -----------------

 Net increase (decrease) in cash and cash equivalents                     (3,598)             16,040
 Cash and cash equivalents at beginning of period                         24,148              40,210
                                                               ------------------   -----------------
 Cash and cash equivalents at end of period                             $ 20,550           $  56,250
                                                               ==================   =================

Please be advised that there was a printing error in our original third quarter shareholder mailing.  The cash flow statement for the year ended December 31, 2000 showed "Advances to joint venture and associated company"
of $111,760 rather than the correct amount of $11,760.  The corrected ending cash balance at December 31, 2000 is $56,250.  We apologize for this error and request that you replace the previous mailing with this one.
Thank you.